UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 ASD GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   001988 10 4
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                                 (CUSIP Number)

                             Linda C. Frazier, Esq.
                                Broad and Cassel
                    201 South Biscayne Boulevard, Suite 3000
                              Miami, Florida 33131
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO.  001988 10 4
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    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Cameron Worldwide Ltd.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  [ ]
            (b)  [ ]
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*
            WC
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            British Virgin Islands
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                                 7      SOLE VOTING POWER
         NUMBER OF                      2,500,000(1)
           SHARES             --------------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      0
            EACH              --------------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       2,500,000(1)
            WITH              --------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        0
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,500,000(1)
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.25%(2)
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    14      TYPE OF REPORTING PERSON*
            CO
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(1)Includes shares of Common Stock issuable upon exercise of warrants and conversion of Convertible Preferred Stock.
(2)For purposes of this calculation, we have assumed that warrants to purchase shares of Common Stock owned by Cameron Worldwide Ltd. ("Cameron") were exercised and that the shares of Convertible Preferred Stock owned by Cameron were converted. Moreover, with respect to the total number of shares issued and outstanding, we have assumed that all of the Issuer's shares of Convertible Preferred Stock, which are automatically convertible upon receipt of stockholder approval of an increase in the Issuer's authorized capital, are converted.

            SCHEDULE 13D

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CUSIP NO.  001988 10 4
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    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Jay Solomont
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  [ ]
            (b)  [ ]
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*
            WC
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Israel
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                                 7      SOLE VOTING POWER
         NUMBER OF                      2,500,000(1)
           SHARES             --------------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      0
            EACH              --------------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       2,500,000(1)
            WITH              --------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        0
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,500,000(1)
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            27.25%(2)
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    14      TYPE OF REPORTING PERSON*
            IN
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(1)Includes shares of Common Stock issuable upon exercise of warrants and conversion of Convertible Preferred Stock owned by Cameron Worldwide Ltd., an entity for which Mr. Solomont is an officer, director and principal stockholder ("Cameron").
(2)For purposes of this calculation, we have assumed that warrants to purchase shares of Common Stock owned by Cameron were exercised and that the shares of Convertible Preferred Stock owned by Cameron were converted. Moreover, with respect to the total number of shares issued and outstanding, we have assumed that all of the Issuer's shares of Convertible Preferred Stock, which are automatically convertible upon receipt of stockholder approval of an increase in the Issuer's authorized capital, are converted.

         ITEM 1. SECURITY AND ISSUER.

                  This Statement on Schedule 13D relates to shares of common stock, $.01 par value per share (the "Common Stock"), of ASD Group, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 1 Industry Street, Poughkeepsie, New York 12603.

         ITEM 2. IDENTITY AND BACKGROUND.

                  (a) This Schedule 13D is being filed on behalf of Cameron Worldwide Ltd. ("Cameron") and Jay Solomont, an officer, director and principal stockholder of Cameron.

                  (b) The business address of Cameron and Mr. Solomont is George Lend South, 12 The Shrufferin, Woodford, London E1A 1BD.

                  (c) Cameron is a corporation engaged in the business of investments. Jay Solomont is the director of Cameron.

                  (d) Cameron is a corporation incorporated in the State of British Virgin Islands. Mr. Solomont is a citizen of Israel.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Cameron acquired shares of the Issuer's convertible preferred stock and warrants to purchase shares of Common Stock utilizing working capital. Mr. Solomont does not own or control any shares of the Issuer's securities other than those owned by Cameron.

         ITEM 4. PURPOSE OF TRANSACTION.

                  Cameron purchased the securities owned by it as part of a financial restructuring of the Issuer, which restructuring included the sale of shares of the Issuer's Common Stock and Convertible Preferred Stock to a number of purchasers and which restructuring will, upon receipt of stockholder approval, result in a change of control of the Issuer (the "Restructuring"). As part of the Restructuring, two of the Issuer's existing management directors resigned and three new directors (including Mr. Solomont) were appointed. With respect to such Restructuring, the Issuer proposes to amend its Certificate of Incorporation to increase the number of authorized shares of the Issuer's Common Stock.

                  Either Cameron or Mr. Solomont may, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease its or his position in the Issuer.

                  Except as described above, Cameron does not have any plans or proposals which may relate or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                  (j) Any action similar to any of those enumerated above.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  (a) (b) Cameron and Mr. Solomont may be deemed to beneficially own an aggregate of 2,500,000 shares of Common Stock, representing approximately 27.25% of the total shares of Common Stock deemed outstanding (assuming the conversion of all of the issued and outstanding shares of Series A, Series B and Series C Convertible Preferred Stock of which there can be no assurance). Such shares represent 150,000 shares of Series B Convertible Preferred Stock convertible into 1,500,000 shares of Common Stock, and 1,000,000 shares of Common Stock issuable upon exercise of a warrant held by Cameron.

                 Pursuant to Rule 13d-3(d), a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership within 60 days, as in the case of the exercise of an option, warrant or right or conversion of a security. This rule further provides that any securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities by such person but shall not be deemed outstanding for purposes of computing percentage ownership for any other person. Notwithstanding the foregoing, since the Issuer's Series A, Series B and Series C Convertible Preferred Stock are AUTOMATICALLY convertible on the same day (which presumably will be within 60 days), for purposes of calculating beneficial ownership, we have assumed all of the underlying shares of Convertible Preferred Stock are outstanding for purposes of calculating Cameron's beneficial ownership.

                  (c) Not applicable.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

                  (e) Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  (a) Securities Purchase Agreement dated as of June 26, 1998 by and among ASD Group, Inc., the parties listed on Schedule 1 to the Agreement and Gary D. Horne.

                  (b) Joint Filing Agreement.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 26, 1998                     CAMERON WORLDWIDE LTD.,
                                            a British Virgin Islands corporation

                                            By: /s/ JAY SOLOMONT
                                                --------------------------------
                                            Name: JAY SOLOMONT
                                            Title: DIRECTOR

Dated:  August 26, 1998                     /s/ JAY SOLOMONT
                                            ------------------------------------
                                            JAY SOLOMONT

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER      DESCRIPTION
-------     -----------

  (1) Securities Purchase Agreement dated as of June 26, 1998 by and among ASD Group, Inc., the parties listed on Schedule 1 to the Agreement and Gary D. Horne.

  (2)       Joint Filing Agreement.